

December 8, 2009

Via U.S. Mail

Mr. William E. Scaff, Jr.
Vice President
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

> **Re:** **Synergy Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Supplemental Response Submitted November 20, 2009**
> **File No. 333-161895**

Dear Mr. Scaff:

We have reviewed your response letter and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

1. We remind you of our prior comments 1 and 5 from our letter dated October 26, 2009.

2. Please ensure that your amended filing reflects all transactions that you intend to register. For example, and without limitation, it appears from the legal opinion that you submitted on November 20, 2009 that you intend to register the exercise of the 3,091,733 shares of common stock underlying certain Series A warrants. However, it does not appear that such transaction is reflected in the registration fee table and accompanying footnotes, or on the prospectus cover page.

<u>Annual Report on Form 10-K for the fiscal year ended August 31, 2009, as amended</u>

<u>Controls and Procedures, page 19</u>

3. We note that you have not disclosed in your annual report the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K. Please advise us whether your disclosure controls and procedures were effective as of such date.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

William T. Hart, Esq.
(303) 839-5414